Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SMART TIRE RECYCLING, INC.
2315 Eldridge Street
Pittsburgh, PA 15217
https://www.smarttirerecycling.com/

Up to $4,440,500.00 in Series CF3 Seed Preferred Stock at $1.66
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SMART TIRE RECYCLING, INC.
Address: 2315 Eldridge Street, Pittsburgh, PA 15217
State of Incorporation: PA
Date Incorporated: August 12, 2016

Terms:

Equity

Offering Minimum: $9,999.84 | 6,024 shares of Series CF3 Seed Preferred Stock
Offering Maximum: $4,440,500.00 | 2,675,000 shares of Series CF3 Seed Preferred Stock
Type of Security Offered: Series CF3 Seed Preferred Stock
Purchase Price of Security Offered: $1.66
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 14 days | 40% bonus shares

Early Bird - Next 50 Days | 30% bonus shares

Volume Bonuses

Tier 1 perk - $500+ |10% bonus shares

Tier 2 perk - $1000+ |12% bonus shares

Tier 3 perk - $5,000+ |15% bonus shares

Tier 4 perk - $10,000+ | 18% bonus shares

Tier 5 perk - $25,000+ | 20% bonus shares

Tier 6 perk - $50,000+ | 20% bonus shares + virtual tour of our facility

Tier 7 perk - $100,000+ | 20% bonus shares + In person tour of the facility and personal meeting with the CEO

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Smart Tire Recycling, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF3 Preferred Stock at $1.66 / share, you will receive 110 shares of Series CF3 Preferred Stock, meaning you'll own 110 shares for $166. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Smart Tire Recycling, Inc. ("Smart Tire Recycling" or the "Company") is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania that has developed an innovative, patented process to recycle waste tires into carbon black, oils and gas. This process successfully addresses one of the greatest pollution problems in the world today.

Over time, this may eliminate the need to manufacture up to half of the global demand for carbon black (a major component in the manufacturing of tires and all rubber-based products). Furthermore this process can reduce CO2 emissions by a significant measure.

The Company's business model is to build, own and operate plants, using our proprietary, patented technology for recovering high quality carbon black and other commercially viable compounds. The plants will be placed at strategic locations throughout the world, next to the customers. Our main customers will be tire manufacturers.

The Company's top 3 reasons to invest are: excellent market environment with manufacturers looking to incorporate recycled materials into their products , proprietary recycling process and a highly experienced team.

The Company's process is backed up by two patents relevant to parts of our technology and one patent-pending on the whole system and process, in addition to trade secrets. The patents are owned by Smart Tire Recycling, Inc.

Smart Tire Recycling, Inc. was formed by Smart Tire Recycling Corporation to facilitate capital raising for the R&D program. Smart Tire Recycling Corporation owns an approximate 61% stake in Smart Tire Recycling, Inc. on a fully diluted basis.

Competitors and Industry

In 2019, seven tire pyrolysis companies operated in the USA (Pyrolyx USA, Bolder Industries, Delta Energy, Titan Tire Reclamation, PRTI, Cox Enterprises, Klean Industries). Some of these companies are closed in 2020 and the supply of recovered carbon black in 2020 is estimated below 7 ktpa.

Domestic demand for carbon black in 2021 was approximated at over 70 million tons (CAGR 6%). The carbon black market size is expected to reach $20 Billion by 2022. 80% of carbon black is used in the automobile industry and the remainder is used in other applications.

The most basic pyrolysis system is a 'batch process' that creates a breakdown of tire rubber but produces a very low-grade carbon black. That grade of carbon black is only marketable to about 20% of the buyers of carbon black.

Smart Tire Recycling developed a continuous process that can produce higher quality carbon black, uniform product, and with higher productivity.

Current Stage and Roadmap

Current Stage: Smart Tire Recycling is currently in the process of moving from laboratory proof ofconcept to commercial viability.

Currently, the company builds and optimizes a demonstration stage process. The company showed "proof of concept" by producing small carbon black samples using the proprietary technology.

Future Roadmap: The Company's efforts for the next 2 years will be focused on building a pilot scale plant.

This system will allow us to gain operational knowledge of a full scale plant and work out any remaining shortcomings of the system. With this system we will be able to finalize our operation conditions. It will also give us an opportunity to develop PLC controls and ladder logic to be implemented in the full scale project. This will lay the groundwork for the final design of a full scale tire processing plant.

After the pilot plant, we will build a full scale facility capable of processing 350lb/hr of scrap tires and start accepting orders for recovered carbon black. Then the funding will be directed towards our first commercial plant.

Our consultant, Martin Von Wolfersdorff, has established relationships with key customers and decision makers in our industry. We have begun leveraging his vast network of contacts to have preliminary customer discussions focused at first on the tire industry.

The Team

Officers and Directors

Name: Lacramioara Schulte auf'm Erley

Lacramioara Schulte auf'm Erley's current primary role is with Made-up Gossip. Lacramioara Schulte auf'm Erley currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: August 27, 2020 - Present
  Responsibilities: Overseeing technical development

- **Position:** fractional CTO
  Dates of Service: August 27, 2020 - Present
  Responsibilities: overseeing technical development

Other business experience in the past three years:

- **Employer:** Made-up Gossip
  Title: Co-founder
  Dates of Service: July 17, 2020 - Present
  Responsibilities: product and business development

Other business experience in the past three years:

- **Employer:** Self-Employed
  Title: engineering consultant
  Dates of Service: January 01, 2018 - Present
  Responsibilities: freelance engineering consultant

Name: Adam Epstein

Adam Epstein 's current primary role is with Self-employed. Adam Epstein currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Advising on product and finances

Other business experience in the past three years:

- **Employer:** Self-employed
  Title: Owner
  Dates of Service: February 01, 2008 - Present
  Responsibilities: advise and consult to start-up companies

Name: Mendel Bassman

Mendel Bassman 's current primary role is with Smart Tire Recycling. Mendel Bassman currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member and CTO
  Dates of Service: September 25, 2020 - Present
  Responsibilities: Directing the engineers in their R&D work

Other business experience in the past three years:

- **Employer:** Smart Tire Recycling
  Title: CEO
  Dates of Service: August 01, 2016 - Present
  Responsibilities: leading product development and fundraising

Other business experience in the past three years:

- **Employer:** TLY Caring Service LLC
  Title: Director
  Dates of Service: August 01, 2016 - December 31, 2016
  Responsibilities: managing operations

Name: Raymond Riek

Raymond Riek's current primary role is with R&D Management Consulting, LLC. Raymond Riek currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Commercialization
  Dates of Service: September 25, 2020 - Present
  Responsibilities: Guidance in scaling technology and building the commercial plant

- **Position:** Board Member
  Dates of Service: September 25, 2020 - Present
  Responsibilities: Secretary

Other business experience in the past three years:

- **Employer:** R&D Management Consulting, LLC
  Title: Owner
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Research and Development consultant

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF3

Seed Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series CF3 Seed Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series CF3 Seed Preferred Stock in the amount of up to $4.5MM in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of

Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Smart Tire Recycling. Delays or cost overruns in the development of our Smart Tire Recycling and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series CF3 Seed Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Smart Tire Recycling was formed on 8/12/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smart Tire Recycling has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Smart Tire Recycling is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company was organized in 2016 and it has not yet generated revenues or any profits.

The Company's business will be subject to the risks inherent in the development of a new business enterprise. The likelihood of success should be considered in light of the difficulties of attracting and retaining experienced qualified personnel, as well as the problems, expenses, difficulties, complications, and delays which frequently are encountered in connection with the development stages of a new technology-based business, including regulatory issues.

We have identified a process for potentially recycling rubber into its base components in an environmentally friendly manner.

The initial research has been conducted based on the licensing of two patents, with limited remaining useful life. We expect to develop our own intellectual property portfolio and to secure patent protection on the major aspects of such a process. There can be no assurance that our technology development will be successful. If the technology is successfully developed, there is no assurance that we will be able to secure patent protection in the United States and abroad sufficient to protect the rights to such developed technology. And, if such technology is secured, our intellectual property strategy may require the expenditure of substantial resources to protect our rights.

Smart Tire Recycling's Additional Disclosures provided to prospective investors

contain "forward-looking statements" regarding the Company's anticipated business and financial results.
The Company's actual business and financial results could be different from those set forth in such materials due to various factors including general economic conditions, specific economic conditions in cardiac-related software, the introduction of new products or services or enhanced versions of existing products or services by the Company and/or its competitors, and the degree to which the Company successfully implements its strategies. Pro forma financial statements contained in such materials or otherwise prepared by or for the Company are mere illustrations and are not to be considered commitments, guarantees, representations, or warranties as to future business prospects of the Company.

As noted, the Company will need substantial additional funds to implement its business plans and is currently negotiating terms with an investment group.
The terms secured by such an investment group may be more favorable to those investors than the terms in this offering.

The Company may seek additional funds by making one or more additional private placement offerings (the "Follow-on Offerings") of shares of stock or Convertible Notes in the Company.
In addition, the Company may investigate strategic alliances with other firms that may also include an investment in the Company. There can be no assurance that the Company will be able to secure such funds on terms acceptable to the Company, if at all, or to arrange any such strategic alliances. Any such investment will result in dilution of the Investor's anticipated ownership percentage

COVID-19
COVID-19 and the uncertainties it presents to the general economy poses a risk to our business. We may have difficulty attracting and retaining key personnel.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mendel Bassman	600,000	Common Stock	34.43
Smart Tire Recycling Corporation	5,000,000	Common Stock	56.0

The Company's Securities

The Company has authorized Common Stock, Series CF1 Seed Convertible Preferred Stock ("Series CF1 Seed Preferred Stock"), Series CF2 Seed Convertible Preferred Stock of the Company ("Series CF2 Seed Preferred Stock"), Series CF3 Seed Preferred Stock, Convertible Notes - Idea Foundry, Convertible Note - Jeffrey Silverman, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,675,000 of Series CF3 Seed Preferred Stock.

Common Stock

The amount of security authorized is 14,000,000 with a total of 6,300,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 1,000,000 of shares reserved under the Company's stock option plan.

The total amount outstanding does not include any of shares to be issued pursant to debt securities.

Series CF1 Seed Convertible Preferred Stock ("Series CF1 Seed Preferred Stock")

The amount of security authorized is 1,500,000 with a total of 1,439,056 outstanding.

Voting Rights

Voting Rights. The holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible.

Material Rights

Dividends. The Company will accrue an annual dividend of 8% on the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock until all Preference Amounts have been fully paid. The Company is not required to pay any annual dividend. The holders of the Series CF1 Seed Preferred Stock and/or Series CF2 Seed Preferred Stock shall also be entitled to dividends, when and if declared on the Common Stock, based on the number of shares of Series CF Seed Preferred Stock outstanding at the time of such dividend declaration and the conversion rate then in effect.

Conversion: Any holder of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock shall have the right to convert those shares, with any accrued but unpaid dividends, at any time into Common Stock, at the conversion price then in effect. Additionally, each share of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall be converted into Common Stock, if so elected by holders of a majority of the shares of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, with any accrued but unpaid dividends convertible at the conversion price then in effect.

After the Preference Amounts have been paid in full, each share of the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, shall be convertible into shares of the Company's Common Stock at the election of the Company, provided, however, that all shares of the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, shall be automatically converted upon a public offering of the Company's securities of at least Twenty Million Dollars ($20,000,000) where the Common Stock is offered for not less than Four Dollars ($4.00) per share.

Series CF1 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $.37414), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. Series CF2 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $.449), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below.

If at any time, the Company shall issue additional shares of Common Stock (or shares of another class of stock convertible into common stock or warrants or options for common stock or a class of convertible stock, or debt convertible into any of the foregoing) and if the price per share is less than the then current conversion price, the conversion price shall be adjusted to a weighted average based on such lower price. Shares, options or warrants issued to institutional lenders, strategic partners and under a Company option plan of 1,000,000 shares (and any increase approved by holders of a majority of the shares of Series CF Seed Preferred Stock) are excluded.

Liquidation Rights: Unless previously converted, the holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall be entitled to a liquidation preference equal to the Preference Amount (reduced by any dividends actually paid to such holders). The liquidation preference shall also be applicable, in the form of a cash or in-kind payment to the holders of any Series CF Seed Preferred Stock not previously converted (in lieu of any participation with Common Stock), in the event of a sale of all or substantially all of the assets of, or merger (including stock for stock exchanges) or consolidation of, the Company. After payment of the Preference Amount, the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock will share pro rata on an "as converted basis".

If there are not sufficient proceeds to fully pay all Preference Amounts for all outstanding Preferred Shareholders, the proceeds of liquidation will be distributed pro rata to the holders, based on the respective liquidation preferences.

Board Rights: At each election of Directors, the holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock will vote as a single separate class to elect one (1) director (the "Series CF1 & 2 Seed Director"). Holders of Series CF3 Seed Preferred Stock have the right to elect one (1) director; Holders of Series Seed Preferred Stock have the right to elect one (1) director; and the holders of common stock have the right to elect four (4) directors.

Right of First Refusal: The Company shall have a right of first negotiation and first refusal and the remaining stockholders shall have a right of second refusal with respect to any proposed sale of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock (or Common Stock into which it has been converted) by any Series CF Seed investor to a third party (transfers among Series CF Seed investors excluded). These rights shall terminate upon the Company's initial public offering or upon sale of the Company.

Stock Options, Warrants, Etc.: The Company has reserved 1,000,000 shares of Common Stock for issuance under its Option Plan.

Protective Rights: The holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock by a majority vote, in each case as a separate class, have the right to consent to amendments to the Company's Certificate of Incorporation, By-Laws or any other action which materially and adversely affects the rights, privileges and preferences of the Series CF1 Seed Preferred Stock and/or Series CF2 Seed Preferred Stock, as the case may be, in relation to the Common Stock.

The Series CF Seed investors shall have preemptive rights to invest on the same terms as subsequent investors (unless (i) waived by the holders of a majority of the shares of Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, in response to a demand made with respect to any proposed Venture Capital or institutional investment of $2,000,000 or more, or (ii) waived by the holders of at least two-thirds of the shares of Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be). The Series CF Seed investors will not have preemptive rights with regard to any strategic stock investments, acquisitions by the Company or other similar transactions. A stock option plan (or warrants for consultants, etc.) can be adopted or increased, without triggering the pre-emptive rights of the Series CF Seed investors.

The Series CF Seed investors shall have take-along rights and be subject to bring-along obligations with respect to any transaction approved by the holders of Common Stock (subject to the three times "exit" provision above).

Information Rights: Each Series CF Seed investor shall be entitled to receive annual unaudited financial statements, as well as any significant revisions to the Company's business plan. The annual statements will be delivered within 120 days after the end of the fiscal year. If for any other reason, such statements are audited or reviewed, then such audited or reviewed statements shall be delivered. Additionally, such statements will be accompanied by a summary business report. To the extent that the Board approves any substantial change to the Company's business plan, such plan or a summary of the changes will be provided to each Series CF Seed Investor.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and

direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

the purchase price of the securities, and

the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

Series CF2 Seed Convertible Preferred Stock of the Company ("Series CF2 Seed

Preferred Stock")

The amount of security authorized is 50,000 with a total of 25,185 outstanding.

Voting Rights

Voting Rights. The holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible.

Material Rights

Please review the material rights listed under the Series CF1 Seed Preferred Common Stock.

Series CF3 Seed Preferred Stock

The amount of security authorized is 3,200,000 with a total of 0 outstanding.

Voting Rights

The holders of Series Seed Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible. Please see voting rights for shares sold in this offering below.

Material Rights

Dividends. The Company will accrue an annual dividend of 8% on the Series CF3 Seed Preferred Stock until all Preference Amounts have been fully paid. The Company is not required to pay any annual dividend. The holders of the Series CF3 Seed Preferred Stock shall also be entitled to dividends, when and if declared on the Common Stock, based on the number of shares of Series CF Seed Preferred Stock outstanding at the time of such dividend declaration and the conversion rate then in effect.

Conversion: Any holder of Series CF3 Seed Preferred Stock shall have the right to convert those shares, with any accrued but unpaid dividends, at any time into Common Stock, at the conversion price then in effect. Additionally, each share of Series CF3 Seed Preferred Stock shall be converted into Common Stock, if so elected by holders of a majority of the shares of Series CF3 Seed Preferred Stock, with any accrued but unpaid dividends convertible at the conversion price then in effect.

After the Preference Amounts have been paid in full, each share of the Series CF3 Seed Preferred Stock shall be convertible into shares of the Company's Common Stock at the election of the Company, provided, however, that all shares of the Series CF3 Seed Preferred Stock, as the case may be, shall be automatically converted upon a public offering of the Company's securities of at least Twenty Million Dollars ($20,000,000) where the Common Stock is offered for not less than Four Dollars ($4.00) per share.

Series CF1 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $1.66), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below.

If at any time, the Company shall issue additional shares of Common Stock (or shares of another class of stock convertible into common stock or warrants or options for common stock or a class of convertible stock, or debt convertible into any of the foregoing) and if the price per share is less than the then current conversion price, the conversion price shall be adjusted to a weighted average based on such lower price.

Shares, options or warrants issued to institutional lenders, strategic partners and under a Company option plan of 1,000,000 shares (and any increase approved by holders of a majority of the shares of Series CF Seed Preferred Stock) are excluded.

Liquidation Rights: Unless previously converted, the holders of the Series CF3 Seed Preferred Stock shall be entitled to a liquidation preference equal to the Preference Amount (reduced by any dividends actually paid to such holders). The liquidation preference shall also be applicable, in the form of a cash or in-kind payment to the holders of any Series CF Seed Preferred Stock not previously converted (in lieu of any participation with Common Stock), in the event of a sale of all or substantially all of the assets of, or merger (including stock for stock exchanges) or consolidation of, the Company. After payment of the Preference Amount, the Series CF3 Seed Preferred Stock will share pro rata on an "as converted basis".

If there are not sufficient proceeds to fully pay all Preference Amounts for all outstanding Preferred Shareholders, the proceeds of liquidation will be distributed pro rata to the holders, based on the respective liquidation preferences.

Board Rights: At each election of Directors, the holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock will vote as a single separate class to elect one (1) director (the "Series CF1 & 2 Seed Preferred Director"). Holders of Series CF3 Seed Preferred Stock have the right to elect one (1) director; Holders of Series Seed Preferred Stock have the right to elect one (1) director and the holders of common stock have the right to elect four (4) directors.

Right of First Refusal: The Company shall have a right of first negotiation and first refusal and the remaining stockholders shall have a right of second refusal with respect to any proposed sale of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock (or Common Stock into which it has been converted) by any Series CF Seed investor to a third party (transfers among Series CF Seed investors excluded).

These rights shall terminate upon the Company's initial public offering or upon sale of the Company.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes - Idea Foundry

The security will convert into Preferred stock and the terms of the Convertible Notes - Idea Foundry are outlined below:

Amount outstanding: $20,000.00
Maturity Date: December 15, 2022
Interest Rate: 8.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Net Proceed of a $1M

Material Rights

There are no material rights associated with Convertible Notes - Idea Foundry.

Convertible Note - Jeffrey Silverman

The security will convert into Preferred stock and the terms of the Convertible Note - Jeffrey Silverman are outlined below:

Amount outstanding: $50,000.00
Maturity Date: December 31, 2024
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Net Proceed of a $1M

Material Rights

There are no material rights associated with Convertible Note - Jeffrey Silverman.

Series Seed Preferred Stock

The amount of security authorized is 1,250,000 with a total of 970,358 outstanding.

Voting Rights

Voting Rights. The holders of Series Seed Preferred Stock Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible.

Material Rights

Relative Ranking. With respect to the payment of dividends and upon liquidation: (a) the holders of Series Seed Preferred Stock are entitled to receive a preference amount (the "Series Seed Preference Amount") equal to $0.238 per share of Series Seed Preferred Stock, plus accrued dividends;

What it means to be a minority holder

As a minority holder of Series CF3 Seed Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: General operations
  Date: December 12, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $475,576.84
  Number of Securities Sold: 254,224
  Use of proceeds: General operations
  Date: August 01, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: General operations
  Date: August 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $538,408.30
  Number of Securities Sold: 283,802
  Use of proceeds: Working Capital
  Date: October 09, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $11,308.07

Number of Securities Sold: 5,037
Use of proceeds: Working capital
Date: February 12, 2021
Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $64,322.00
  Number of Securities Sold: 33,587
  Use of proceeds: Working Capital
  Date: March 01, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company has not generated revenue, and all funding has been used to develop the technology.

From day one of our launch, we have 100k committed. With our monthly burn of 20-30k we have 4-5 months of runway.

Foreseeable major expenses based on projections:

Major expenses will be payroll and contracted work necessary to further the goals of patent development and pilot plant construction.

Future operational challenges:

1. Being a completely new process of tire recycling, we forsee some technical challenges when we scale-up the process. However, we have on board the best engineers and consultants in the area, so we have the scalability in mind since early on, during the R&D stages.

2. Another operational challenge can be the availability of a consistent quality tire shred supply. While there are plenty of scrap tires available across America and the world, they are not necessarily consolidated in one location and, at times, could be difficult to supply for production. We can mitigate this risk by acquiring shredders and manufacturing its own proprietary “shred material”.

Future challenges related to capital resources:

The financial capital will be the main challenge. We will need to make sure we have the money to execute the plan.

Future milestones and events:

Building and operating the pilot plant:

- building and optimization of the pilot plant will require significant capital.

- on the other hand, starting to produce and sell large amount of carbon black and oils to customers, will bring the first sales revenue into the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31,2020, the Company had capital resources available in the form of $194,010 cash on hand. In addition, the Company received crowfunding of an additional $203,861 during 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the development of a pilot facility.

However, we do have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Although we feel the Company to be viable, the funds from this campaign will enable us to be more assured of continued progress. Of the total funds that our Company has, 65% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $11,700 for expenses related to operating expenses and interest.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3.5 years. This is based on a current monthly burn rate of $11,700 for expenses related to operating expenses and interest.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including sales of stock, required capital contributions and contemplated future capital raises.

Indebtedness

- **Creditor:** Two holders
  Amount Owed: $70,000.00
  Interest Rate: 0.0%
  Preferred stock can be converted into an interest bearing note. Two holders of preferred stock totaling $70,000 have converted to a note payable.

- **Creditor:** Paycheck Protection Program ("PPP") Loan Payable
  Amount Owed: $19,000.00
  Interest Rate: 0.0%
  During the year ended December 31, 2020, the Company applied for and received a $19,000 PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company has applied for loan forgiveness in line with the terms permitted and received a formal acknowledgement that the loan was forgiven in full during the year. The PPP loan forgiveness was recorded as other income in the Company's 2020 statement of operations.

Related Party Transactions

- **Name of Entity:** Betzalel Bassman
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: He has loaned $1,570 to the Company
  Material Terms: There are no terms.

Valuation

Pre-Money Valuation: $14,767,677.06

Valuation Details:

Our valuation is based on several factors including: (a) Total Addressable Market (TAM) and market demand, (b) Comparable company valuation, (c) IP assets produced to date, (d) Leadership team and affiliations, and (e) clear growth path.

TAM: The CB market size is expected to grow to $26 billion by 2025, with the product demand in the US alone exceeding 70,000 tons and less than 10% of that demand being met today (support for these claims has already been sent previously and is based on independent research).

Recently a competitor, Boulder Industries announced a potential SPAC merger which would value the public entity at $880 Million.

Our carbon black production process is protected under several patents, and our product quality has been independently verified. Furthermore, the cost of scrap metal and recycled oil, additional byproducts that our process produces has risen considerably this year.

Along with our already well-established, successful leadership team, we have added an industry veteran COO and partnered with the University of Pittsburgh on ongoing research (see attached investor report).

Our process is green, sustainable and in line with the environmental impact initiatives established by the president.

The company determined its pre-money valuation internally, without a third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $70,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  These funds will be used for building and optimizing the pilot scale plant: equipment and material purchasing, salaries for technical staff.

If we raise the over allotment amount of $4,440,500.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  70.0%
  The funds will be used to build a pilot-scale plant: equipment and materials purchasing, salaries for the technical stuff.

- *Administrative and Marketing*
  26.5%
  The funds will be used for overhead and marketing materials and trade shows participations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.smarttirerecycling.com/ (https://www.smarttirerecycling.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smarttire

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SMART TIRE RECYCLING, INC.

[See attached]

SMART TIRE RECYCLING INC.

Financial Statements

For the years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

June 9, 2021

To: Board of Directors, SMART TIRE RECYCLING INC.
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of SMART TIRE RECYCLING INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

June 9, 2021

SMART TIRE RECYCLING INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 94,010	$ 5,740
Total current assets	194,010	5,740
Fixed assets, net of accumulated depreciation	25,287	19,077
Intangible assets	9,777	9,777
Total Assets	$ 229,074	$ 34,594
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Notes payable, current	$ 75,000	$ 70,000
Accrued interest	10,861	5,061
Due to related party	1,570	1,570
Other current liabilities	10,913	0
Total current liabilities	98,344	76,631
Total Liabilities	98,344	76,631
STOCKHOLDERS' EQUITY		
Common Stock (2,000,000 shares of no par authorized and 1,072,500 and 1,072,500 shares outstanding as of December 31, 2020 and 2019)	0	0
Preferred Stock (500,000 shares of $0.01 par value authorized and 336,593 and 185,289 shares outstanding as of December 31, 2020 and 2019)	3,405	1,892
Additional paid-in capital	566,477	254,858
Retained deficit	(439,152)	(298,787)
Total Stockholders' Equity	130,730	(42,037)
Total Liabilities and Stockholders' Equity	$ 229,074	$ 34,594

SMART TIRE RECYCLING INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 0	$ 0
Operating expenses		
General and administrative	135,019	86,746
Selling and marketing	12,860	0
Total operating expenses	147,879	86,746
Net Operating Loss	(147,879)	(86,746)
Interest income (expense), net	(5,800)	(3,133)
Depreciation and amortization (expense)	(5,686)	(3,230)
Other income (expense)	19,000	0
Tax (provision) benefit	0	0
Net Loss	$ (140,365)	$ (93,109)

SMART TIRE RECYCLING INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
	Shares	Value	Shares	Value			
Balance as of January 1, 2019	**1,072,500**	**$ 0**	**139,243**	**1,432**	**$ 204,368**	**$ (205,678)**	**$ 122**
Issuance of preferred stock			46,046	460	50,490		50,950
Net loss						(93,109)	(93,109)
Balance as of December 31, 2019	**1,072,500**	**$ 0**	**185,289**	**1,892**	**$ 254,858**	**$ (298,787)**	**$ (42,037)**
Issuance of preferred stock			151,304	1,513	311,619		313,132
Net loss						(140,365)	(140,365)
Balance as of December 31, 2020	**1,072,500**	**$ 0**	**336,593**	**$ 3,405**	**$ 566,477**	**$ (439,152)**	**$ 130,730**

SMART TIRE RECYCLING INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$ (140,365)	$ (93,109)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add depreciation	5,686	3,230
Changes to operating assets and liabilities		
Increase (Decrease) in other current liabilities	10,913	0
Net cash used in operating activities	(123,766)	(89,879)
Cash Flows from Investing Activities		
(Acquisition) of capital assets	(11,896)	(22,000)
Net cash provided by investing activities	(11,896)	(22,000)
Cash Flows from Financing Activities		
Proceeds from notes payable	5,000	50,000
Accrued interest increases	5,800	3,133
Proceeds from the issuance of preferred stock, net	313,132	50,950
Net cash provided by financing activities	323,932	104,083
Net change in cash and cash equivalents	188,270	(7,796)
Cash and cash equivalents at beginning of period	5,740	13,536
Cash and cash equivalents at end of period	$ 194,010	$ 5,740

SMART TIRE RECYCLING INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

SMART TIRE RECYCLING INC. (the "Company") was incorporated in Pennsylvania on October 23, 2015. The Company is engaged in developing a process to fully recycle used tire rubber and sell the recovered materials, predominantly carbon black as well as steel, syngas and oil. The Company has acquired 2 patents to improve its processes and has developed another patent which is pending. In addition to the sales of materials, the Company can also license its technology to major tire shredders

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on raising securities to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $94,010 and $5,740 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2020 and 2019.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company has not yet recorded any revenue.

Costs of Revenues
The Company will record the direct labor, direct material, certain overhead items as relating the costs of goods sold.

Accounts Receivable, Net
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, respectively, the company had $156,000 and $214,142 of accounts receivable, net of allowance for doubtful accounts.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 approximates $2.6 million. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 4 – STOCKHOLDERS' EQUITY

As of December 31, 2020, the Company is authorized to issue 2,500,000 shares of Common Stock, no par value of which 1,060,000 shares are issued and outstanding, 200,000 shares reserved for the option plan, of which 12,500 have been issued, and 500,000 shares of Preferred Stock, par value $0.01 of which 336,593 shares are issued and outstanding. The past price of the Preferred Stock was $1.19 per share.

In 2020, the Company sold securities pursuant to Regulation CF on Wefunder. During 2020, the Company raised $282,938 through the issuance of 151,304 shares of preferred stock.

NOTE 5 – DEBT

Preferred stock can be converted into an interest bearing note. Two holders of preferred stock totaling $70,000 have converted to a note payable.

Paycheck Protection Program ("PPP") Loan Payable
During the year ended December 31, 2020, the Company applied for and received a $19,000 PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company has applied for loan forgiveness in line with the terms permitted and received a formal acknowledgement that the loan was forgiven in full during the year. The PPP loan forgiveness was recorded as other income in the Company's 2020 statement of operations.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – SUBSEQUENT EVENTS

Closing Crowdfunded Offering
The 2020 Regulation CF offering closed and distributed $203,861 of additional funding during 2021.

Anticipated Crowdfunded Offering
The Company anticipates conducting offerings in 2021 and selling additional securities in offerings intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding.

Management's Evaluation
Management has evaluated subsequent events through June 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Smart Tire Recycling

Innovation to Heal Our Planet


Smart Tire Recycling
Tire Recycling for the Planet

Website Pittsburgh, PA CLEAN TECHNOLOGY

$0.00 raised

0 Investors	$14.8M Valuation
$1.66 Price per Share	$250.00 Min. Investment
	Equity Offering Type
$4.44M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

At Smart Tire Recycling, we developed an innovative and sustainable chemical process to recycle used tires into raw materials with valuable applications across a broad range of industries. We solved the major scrap tire pollution problem while providing manufacturers who use carbon black with an environmentally friendly source for their materials.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Our proprietary, patented process produces recycled carbon black, oils, steel and gas from end of life tires, healing the environment by cutting CO_2 emissions from major pollution sources.
- Our key product is recovered Carbon Black (rCB). The CB market size is expected to grow to $26 billion by 2025, yet supply shortages are expected.
- Funding in this industry has grown in the past 18 months, and we have already been contacted by several US and global companies excited about our technology.

THE PROBLEM

Current Tire Manufacturing Harms the Environment

A staggering **1 billion tires** are discarded into landfills annually. (Source) Currently, only 15% of tires are recycled, mostly into shredded rubber with limited use. (Source)


1 BILLION TIRES
Are Discarded Annually & Hard To Recycle

* Source

***All images are of products currently under development that are not yet available on the market.*

Meanwhile, most new tires are made with the key material of newly-mined **carbon black**. Despite the explosive demand for green products, the manufacturing process for virgin carbon black emits some of the most harmful, toxic greenhouse gases on the planet.


All tires are manufactured from carbon black.
While carbon black is better for the environment at the end of a tire's life-cycle, it's creation process is harmful to the environment.

**All images are of products currently under development that are not yet available on the market.*

The Market

A Ubiquitous Product with Growing Demand

Tires are a massive part of everyday life, and the global Carbon Black market is approximately [$20 Billion] with a CAGR of 6.0%.


$17.1B
$20B
$25.95B
2020
2022
2025
The Global Carbon Black Market is massive and growing at 6% CAGR.

The marketplace is wide open in terms of demand for rCB, with one analyst positing that of the 70 Million tons of rCB needed by the US tire industry today, less than 7% is actually being produced and sold.

Until now, pyrolysis, the leading method of recycling tires to produce rCB since 2005, has failed to produce truly sustainable results. Our technology changes that.


We are ready to fill the manufacturing hole in the market in a sustainable way.

**All images are of products currently under development that are not yet available on the market.*

The Solution

Cutting Emissions by Recycling Tires

Smart Tire Recycling uses a truly green, zero emissions process to generate recovered carbon black (rCB) along with other by-products such as oil and steel, while ensuring it is chemically on par with newly-mined carbon black.


Tire Recycling - Smart Tire Recycling
Watch later
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0:00 / 1:01
YouTube

**This image includes computer generated demo-versions of how our products process works. The product is currently under development.*

We developed an advanced, patented technique to correct the faults of previous pyrolysis attempts, allowing for faster continuous production and a higher caliber yield of rCB.



**All images are of products currently under development that are not yet available on the market.*

Once commercialized, we plan to make money in two ways:

1. 'Tipping fees' paid for receiving and processing the overwhelming stockpile of tires in landfills.
2. Sale of components produced by our process including rCB, oil, and steel. The first two are sold for a premium due to their 'green' status.

Recovered CB:	Recovered Steel:
$0.50/lb	$0.025/lb
Recovered Oil:	**Tipping Fee:**
$68 (cpg)	$50/ton

We have proven the viability of our production process at lab scale and we are currently in the process of developing our first demonstration plant in order to scale to full commercial capabilities.

Why invest

Building a Circular Economy with Leading Technology

In 5 years, we hope to be the number 1 producer of rCB in North America with production plants located strategically throughout the United States.


Smart Tire Recycling is responding to the global tire pollution crisis with innovative tire recycling tech.

**All images are of products currently under development that are not yet available on the market.*

We believe we are on the cusp of being the leading provider of quality rCB to a $20 billion industry that is desperate for our product. We don't cut corners, we don't skip steps, and we deliver what the market wants.

With your help we can start emptying landfills and filling orders from some of the world's largest tire manufacturers while making an appreciable, positive change in the environment.


Our proprietary and patented method has created an environmentally-friendly and economically viable tire recycling solution for a greener future.

**All images are of products currently under development that are not yet available on the market.*

Meet Our Team



Mendel Bassman

CEO and Board Member

Mendel has been a proven leader for 10 years first in the field of education and later in the recycling industry. He led many projects in the non-ferrous and e-scrap recycling industries. An action-oriented out-of-the-box thinker, Mendel takes ideas and makes them a reality. In 2014, he founded Smart Tire Recycling and assembled a team of world-class engineers to make Smart Tire Recycling an industry leader in tire pyrolysis.



Lacramioara Schulte auf'm Erley

CT O and Board Member

Lacramioara started her career as a chemical engineer in the tire industry, focusing on developing new blends for tires. Lacramioara successfully led commercialization projects in nanotechnology. She has been an entrepreneur for 15 years, aiding operations as both founder and scientist. She led the commercialization of several product-platforms, focusing on product development, market research, funding, and customer/supplier relations. Lacramioara holds a B.S. in chemical engineering, a Ph.D. in Chemistry from the University of Florida and an MBA from MIT Sloan School of Management.



Adam Epstein

CFO and Board Member

Upon graduating from Emory University, with a degree in Economics-Mathematics, Adam began managing his own private equity fund, specializing in Biotechnology. Soon after, he transitioned into consulting startup companies during their initial capitalization and development. With his background in marketing and product analysis, Adam advises small businesses throughout the United States.



Raymond Riek

VP of Commercialization and Board Member

Ray is an action-oriented executive with experience in many facets of industrial business. He was the COO of Delta Energy, a start-up chemical company recovering materials from scrap tires. He previously worked for Monsanto Company for over 30 years, serving as director of the Technology, Rubber, and Process Chemicals Division.



Efim Monosov

Advisory Board Member

Efim Monosov is an experienced Chief Technology Officer with a demonstrated history of technical leadership in the environmental services industry. He has expertise and has worked in Energy, Environmental Compliance, Process Engineering, Environmental Engineering, and Chemical Engineering. Monosov has a PhD in Philosophy focused in Environmental Engineering Technology/Environmental Technology from Leningrad Civil Engineering Institute.

Offering Summary

Company : SMART TIRE RECYCLING, INC.

Corporate Address : 2315 Eldridge Street, Pittsburgh, PA 15217

Offering Minimum : $9,999.84

Offering Maximum : $4,440,500.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Series CF3 Seed Preferred Stock

Minimum Number of Shares Offered : 6,024

Maximum Number of Shares Offered : 2,675,000

Price per Share : $1.66

Pre-Money Valuation : $14,767,677.06

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 14 days | 40% bonus shares

Early Bird - Next 50 Days | 30% bonus shares

Volume Bonuses

Tier 1 perk - $500+ |10% bonus shares

Tier 2 perk - $1000+ |12% bonus shares

Tier 3 perk - $5,000+ |15% bonus shares

Tier 4 perk - $10,000+ | 18% bonus shares

Tier 5 perk - $25,000+ | 20% bonus shares

Tier 6 perk - $50,000+ | 20% bonus shares + virtual tour of our facility

Tier 7 perk - $100,000+ | 20% bonus shares + In person tour of the facility and personal meeting with the CEO

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Smart Tire Recycling, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF3 Preferred Stock at $1.66 / share, you will receive 110 shares of Series CF3 Preferred Stock, meaning you'll own 110 shares for $166. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:
Tires are made to be tough, nearly indestructible, and they are overflowing our landfills at an alarming rate. More than one billion tires are discarded globally every year. Let's change that. A key component in the production of new tires is a material called carbon black. The manufacturing of this material releases some of the most damaging CO_2 emissions in the world. As a pioneer in the renewable energy revolution, Smart Tire Recycling uses a patented, innovative, zero-emission process to break tires down into their basic material parts, including carbon black, which can be cleanly recycled into new tire manufacturing and a wide array of other industries. This technology breakthrough is the solution that will let us meet the challenge of tire pollution head-on, and you can be part of it. Join us in creating a safer, greener and more sustainable future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS
401 NORTH STREET, ROOM 206
P.O.BOX 8722
HARRISBURG,PA 17105-8722
WWW.CORPORATIONS.PA.GOV

PENNCORP SERVICEGROUP INC
Counter Pickup
PA

Smart Tire Recycling, Inc

The Bureau of Corporations and Charitable Organizations is happy to send your filed document. The Bureau is here to serve you and we would like to thank you for doing business in Pennsylvania.

If you have any questions pertaining to the Bureau, please visit our website at www.dos.pa.gov/BusinessCharities Or you may contact us by telephone at (717)787-1057. Information regarding business and UCC filings can be found on our searchable database at www.corporations.pa.gov/Search/CorpSearch .

Entity number : 6441316

Entity# : 6441316
Date Filed : 08/27/2021
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:** 143765

Name PENNCORP SERVICEGROUP

Address COUNTER PICK-UP

City State Zip Code

☑ **Return document by email to:** penncorp@penncorp.net

Articles of Amendment
Domestic Corporation
DSCB:15-1915/5915 (rev. 7/2015)

TCO210827DP0572

Read all instructions prior to completing. This form may be su

Fee: $70

Check one: ☑ Business Corporation (§ 1915) ☐ Nonprofit Corporation (§ 5915)

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
Smart Tire Recycling, Inc.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:
(Complete only (a) or (b), not both)

(a) Number and Street	City	State	Zip	County
2315 Eldridge Street	Pittsburgh	PA	15217	Allegheny

(b) Name of Commercial Registered Office Provider County

c/o:

3. The statute by or under which it was incorporated: PA Business Corporation Law of 1988

4. The date of its incorporation: 08/12/2016 (MM/DD/YYYY)

5. *Check, and if appropriate complete, one of the following:*

✔ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

____ The amendment shall be effective on: ____________ Date (MM/DD/YYYY) at ________ Hour (if any)

2021 AUG 27 AM 9:48
PA DEPT. OF STATE

6. *Check one of the following*:

✔ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

____ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate complete, one of the following:*

____ The amendment adopted by the corporation, set forth in full, is as follows

✔ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

✔ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

26 day of August, 2021.

Smart Tire Recycling, Inc.
Name of Corporation

Betzalel M. Mendel Bassman
Betzalel M. Mendel Bassman (Aug 26, 2021 13:45 EDT)
Signature

President
Title

EXHIBIT A

FIFTH AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

SMART TIRE RECYCLING, INC.

SMART TIRE RECYCLING, INC., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania, hereby certifies as follows:

ONE: The name of this corporation is SMART TIRE RECYCLING, INC. and the date of filing of the original Articles of Incorporation of this corporation with the Department of State of the Commonwealth of Pennsylvania was August 12, 2016.

TWO: Pursuant to resolutions adopted by its Board of Directors, this corporation has approved and adopted a five-for-one stock split (the "Stock Split") and pursuant to resolutions adopted by the Board of Directors and shareholders of this corporation approved the amendment of the articles of incorporation of this corporation as set forth herein.

THREE: Simultaneously with the effectiveness of this Fifth Amended and Restated Articles of Incorporation, the Stock Split shall become effective and each then issued and outstanding share of Common Stock and each then issued and outstanding share of Preferred Stock shall be converted into five (5) shares of Common Stock and five (5) shares of Preferred Stock, respectively, with the rights and privileges and subject to the conditions set forth in this Fifth Amended and Restated Articles of Incorporation (the "Fifth Amendment").

FOUR: Pursuant to the Business Corporation Law of the Commonwealth of Pennsylvania (the "BCL"), this Fifth Amendment amends and restates the provisions of the Fourth Amended and Restated Articles of Incorporation, as amended and restated on October 9, 2020.

FIVE: The text of the Articles of Incorporation as heretofore amended or supplemented is accordingly amended and restated in its entirety to read as follows:

I.

The name of this corporation is SMART TIRE RECYCLING, INC. (the "Corporation" or the "Company").

II.

The address of the registered office of the corporation in the Commonwealth of Pennsylvania is 2315 Eldridge Street, Pittsburgh, PA 15217.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the BCL.

IV.

A. Authorized Capital Stock. The aggregate number of shares, classes of shares and par value of shares which the Company shall have the authority to issue is 20,000,00 shares, consisting of (i) 14,000,000 shares of Common Stock, no par value ("Common Stock"); and (ii) 6,000,000 shares of Preferred Stock, of which 1,250,000 shares shall be designated as Series Seed Preferred Stock, par value $0.01 per share ("Series Seed Preferred Stock "); 1,500,000 shares shall be designated as Series CF1 Seed Preferred Stock ("Series CF1 Seed Preferred Stock"), par value $0.01 per share, 50,000 shares shall be designated as Series CF2 Seed Preferred Stock ("Series CF2 Seed Preferred Stock"), par value $0.01 per share; and 3,200,000 shares shall be designated as Series CF3 Seed Preferred Stock ("Series CF 3 Seed Preferred Stock") (the Series CF3 Seed Preferred Stock together with the Series CF1 Seed Preferred Stock, Series CF2 Seed Preferred Stock and Series Seed Preferred Stock, "Preferred Stock").

B. Authorized Common Stock. Subject to the specific rights, preferences and privileges of any class of stock as set forth herein, the number of authorized shares of any such class or classes may be increased or decreased (but not below the number of shares of such class or classes then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation (voting together as a single class).

C. Common Stock Provisions.

1. Dividend Rights. The holders of Common Stock are not entitled to receive any fixed or set dividend. The holders of Common Stock shall receive dividends only at such times and in such amounts as may be determined by the Board of Directors of the Company; provided however, that no such dividend shall be declared or paid unless all accrued and unpaid dividends on the Preferred Stock are simultaneously paid and the Preferred Stock receives an additional dividend equal in amount to the dividend per share being paid on the Common Stock on the basis that each share of Preferred Stock had been converted into Common Stock.

2. Voting Rights. Except as otherwise required by law or expressly provided herein, the holder of each share of Common Stock shall have one vote per share on each matter submitted to a vote of the shareholders of the Company.

3. Liquidation Rights. The rights of any holder of Common Stock in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shall be as set forth in Section D.4.

D. Preferred Stock Provisions.

1. Relative Ranking. With respect to the payment of dividends and upon liquidation:

(a) the holders of Series Seed Preferred Stock are entitled to receive a preference amount (the "Series Seed Preference Amount") equal to $0.238 (238/1000 of one dollar) per share of Series Seed Preferred Stock, plus accrued dividends;

pari passu with

(b) the holders of Series CF1 Seed Preferred Stock are entitled to receive a preference amount (the "Series CF1 Seed Preference Amount") equal to $0.37414 (37,414/100,000 of one dollar) per share of Series CF1 Seed Preferred Stock, plus accrued dividends;

pari passu with

(c) the holders of Series CF2 Seed Preferred Stock are entitled to receive a preference amount (the "Series CF2 Seed Preference Amount) equal to $0.449 (449/1,000 of one dollar) per share of Series CF2 Seed Preferred Stock,

pari passu with

(d) the holders of Series CF3 Seed Preferred stock are entitled to receive a preference amount (the "Series CF3 Seed Preference Amount" and, together with Series CF1 Seed Preference Amount, the Series CF2 Preference Amount and the Series Seed Preference Amount, the "Preference Amount") equal to $1.66 (one dollar and 66/100 of one dollar) per share of Series CF3 Seed Preferred Stock,

until the Preference Amount is fully paid.

2. Dividend Rights.

(a) Subject to and in accordance with Section D.1, the holders of Preferred Stock in preference to the holders of Common Stock and any other equity security of the Company (collectively, "Junior Stock"), shall be entitled to receive, but only out of funds that are legally available therefor, cash dividends at the rate of eight percent (8.0%) of the Original Issue Price (as defined below) per annum (the "Preferred Stock Dividend") on each outstanding share of Preferred Stock until all Preference Amounts have been fully paid (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). The Preferred Stock Dividend shall in any event be cumulative and accrue on a daily basis (but shall not compound) from the date of the issuance of such shares of Preferred Stock whether or not earned or declared. The "Original Issue Price" shall be: $0.238 (238/1000 of one dollar) per share of Series Seed Preferred Stock; $0.37414 (37,414/100,000 of one dollar) per share of Series CF1 Seed

Preferred Stock; $0.449 (449/1,000 of one dollar) per share of Series CF2 Seed Preferred Stock and $1.66 (one dollar and 66/100 of one dollar) per share of Series CF3 Seed Preferred Stock, in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares. The Preferred Stock Dividend shall be payable to the holders of Preferred Stock, in preference to and before any distribution or payment shall be made to the holders of any Junior Stock upon the occurrence of any of the following events: (i) upon a Qualified Public Offering (as defined below), (ii) upon an initial public offering of the Company's Common Stock which is not a Qualified Public Offering, or (iii) upon a Liquidation Event.

(b) So long as any shares of Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock, as applicable, nor shall any shares of Junior Stock of the Company be purchased, redeemed, or otherwise acquired for value by the Company (except for acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares upon termination of services to the Company or in exercise of the Company's right of first refusal upon a proposed transfer) until all dividends (set forth in Section D.2(a) above) on the Preferred Stock shall have been paid or declared and set apart. In the event dividends are paid on any share of Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Preferred Stock in an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock in accordance with Section C.1 of this Article IV.

3. Voting Rights.

(a) Except as otherwise provided herein or as required by law, the Preferred Stock shall be voted equally as a single class with the shares of the Common Stock of the Company and not as a separate class, at any annual or special meeting of shareholders of the Company, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Preferred Stock shall be entitled to such number of votes as shall be equal to the number of shares of Common Stock (including fractional shares) into which such holder's aggregate number of shares of Preferred Stock are convertible (pursuant to Section D.6 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

(b) Any action which may be taken at a meeting of shareholders or of a class of shareholders may be taken without a meeting if a consent or consents in writing to such action, setting forth the action so taken, shall be signed by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

4. Liquidation Rights.

(i) Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, including any of those events set forth in paragraph (iii) below (a "Liquidation Event") the holders of the shares of Preferred Stock shall be entitled, before any distribution or payment is made upon any shares of any Junior Stock, to be paid an amount per share equal to the Original Issue Price plus Preferred Stock Dividend reduced by any dividends actually paid to such holders (the "Preferred Liquidation Preference"). If upon such Liquidation Event the assets legally available for distribution among the holders of Preferred Stock shall be insufficient to permit payment to the holders of their respective Preferred Liquidation Preference, then the entire assets of the Company legally available for distribution shall be distributed pro rata to the holders of Preferred Stock, based on their respective liquidation preferences. The Preferred Liquidation Preference shall also be applicable, in the form of a cash or in-kind payment to the holders of any Preferred Stock not previously converted, in the event of a sale of all or substantially all of the assets of, or merger (including stock for stock exchanges) or consolidation of, the Company.

(ii) After full payment of the Preferred Liquidation Preference has been made to the holders of the Preferred Stock, the remaining assets of the Company legally available for distribution shall be distributed to the holders of Preferred Stock and Common Stock ratably as if the Preferred Stock had been converted into Common Stock in accordance with Section D.6.

(iii) The following events shall be considered a Liquidation Event under this Section:

(A) Any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shares of stock held by the shareholders of the Company immediately prior to such consolidation, merger or reorganization, represent less than fifty percent (50%) of the surviving company's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions, including a merger, stock sale, consolidation, stock issuance or similar event, to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred, excluding any consolidation or merger elected exclusively to change the domicile of the Company (an "Acquisition"); or

(B) A sale, lease, license or other disposition of all or substantially all of the assets or goodwill of the Company (an "Asset Transfer").

In the event of such an Acquisition or Asset Transfer, if the consideration received by the Company is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors, with the approval of both the Preferred Directors (as defined below). Any securities shall be valued as follows:

(1) If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) day period ending three (3) days prior to the closing;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) day period ending three (3) days prior to the closing; and

(3) If there is no active public market, the fair market value shall be determined by the Board of Directors.

(iv) Written notice of such Liquidation Event, stating a payment date, the amount of any payments and the place where such payments shall be made, shall be given by mail, postage prepaid, or by international courier to non-United States residents, not less than 15 days prior to the payment date stated therein, to the holders of record of Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Company.

5. Restrictions.

So long any shares of Series Seed Preferred Stock, Series CF1 Seed Preferred Stock; Series CF2 Seed Preferred Stock or Series CF3 Seed Preferred Stock originally issued remain outstanding, without the approval of the majority of the holders of such class of Preferred Stock (voting in each case as a separate class), given in writing or by vote at a meeting, consenting or voting (as the case may be) and in addition to any other vote required by law or this Fifth Amendment of Incorporation, the Company will not:

(a) Amend, alter or repeal any provisions of its Fifth Amendment or Bylaws, including amending, altering or repealing any rights, preferences or privileges of: (i) the Series Seed Preferred Stock unless the transaction is specifically approved by the Series Seed Preferred Director; and (ii) the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock unless the transaction is specifically approved by the Series CF Seed Preferred Director.

(b) Conduct any action which materially and adversely affects the rights, privileges, and preferences of the Preferred Stock in relation to the Common Stock, as well as to "exit" transactions in which the holders of Preferred Stock would receive less than three times the respective Original Issue Price, unless the transaction is specifically approved by the Series Seed Preferred Director or the Series CF Preferred Director, as the case may be;

(c) Increase the authorized number of shares of Preferred Stock in each class, whether any such increase shall be by means of amendment to the Fifth Amendment, by an Acquisition, reclassification of stock or otherwise;

(d) Create or authorize the creation of any additional class or series of shares of stock unless the same ranks junior to the Preferred Stock as to dividends and the distribution of assets upon a Liquidation Event, or create or authorize any obligation or security convertible into shares of Preferred Stock or into shares of any other class or series of stock unless the same ranks junior to the Preferred Stock as to dividends or the distribution of assets upon a Liquidation Event, whether any such creation or authorization shall be by means of amendment to this Fifth Amendment, by an Acquisition, reclassification of stock or otherwise;

(e) Enter into, consent to or agree to (i) any merger, combination or acquisition, recapitalization or reclassification or (ii) acquire, whether directly or indirectly, any interest or material amount of assets of another person or entity, whether by stock purchase, asset purchase, lease, license or otherwise;

(f) Change the size of the Board of Directors;

(g) Declare or pay any dividend or make any distribution (except as required for the Preferred Stock);

(h) Purchase or set aside any sums for the purchase of any shares of capital stock of the Company other than the Preferred Stock, except (i) for the purchase of shares of Common Stock from former employees or consultants of the Company who acquired such shares directly from the Company, if each such purchase is made pursuant to contractual rights held by the Company relating to the termination of employment of such former employee or approved by the Board of Directors including both Preferred Directors, or (ii) in exercise of the Company's right of first refusal upon a proposed transfer.

6. <u>Conversion Rights</u>.

The holders of the Preferred Stock shall have the following rights with respect to the conversion of Preferred Stock into shares of Common Stock (the "Conversion Rights"):

(a) <u>Optional Conversion</u>. Subject to and in compliance with the provisions of this Section D.6, any share of Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable shares of Common Stock.

(b) <u>Automatic Conversion</u>.

(i) Each share of Series Seed Preferred Stock shall automatically be converted into fully-paid and non-assessable shares of Common Stock (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series Seed Preferred Stock voting as a separate class, or (B) after the Preference Amount has been paid in full to the holders of Series Seed Preferred Stock, at the election of the Company, provided however, that all shares of the Series Seed Preferred Stock shall be automatically converted upon an initial public offering of the Company's securities of at least Forty Million Dollars ($40,000,000) where the Common Stock is offered for not less than Ten Dollars ($10.00) per share (a "Qualified Public Offering").

(ii) Each share of Series CF1 Seed Preferred Stock, Series CF2 Seed Preferred Stock and Series CF3 Seed Preferred Stock shall automatically be converted into fully-paid and non-assessable shares of Common Stock (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series CF1 Seed Preferred Stock, Series CF2 Seed Preferred Stock or Series CF3 Preferred Stock, as the case may be, voting as a separate class, or (B) after the Preference Amount has been paid in full to the holders of Series CF1 Seed Preferred Stock, Series CF2 Seed Preferred Stock or Series CF3 Preferred Stock, as the case may be, at the election of the Company, provided however, that all shares of the Series CF1 Seed Preferred Stock, Series CF2 Seed Preferred Stock and Series CF3 Seed Preferred Stock, as the case may be, shall be automatically converted upon a Qualified Public Offering of the Company's securities.

(iii) Upon the occurrence of an optional conversion pursuant to Section D.6(a) or an event triggering automatic conversion as set forth in Section D.6(b)(i) or (ii), the outstanding shares of the Preferred Stock so converted shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such optional or automatic conversion occurred, and any accrued and unpaid dividends shall be paid in accordance with the provisions of Section D.2.

(c) Conversion Rate and Price.

The Series Seed Preferred Stock shall initially convert to Common Stock on a one-to-one ratio (i.e., with a conversion price of $0.238 per share), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. The Series CF1 Seed Preferred Stock shall initially convert to Common Stock on a one-to-one ratio (i.e., with a conversion price of $0.37414 per share, unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. The Series CF2 Seed Preferred Stock shall initially convert to Common Stock on a one-to-one ratio (i.e., with a conversion price of $0.449 per share), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. The Series CF3 Seed Preferred Stock shall initially convert to Common Stock on a one-to-one ratio (i.e., with a conversion price of $1.66 per share), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below.

(d) Adjustment of Price Upon Issuance of Common Stock.

Except as provided in Section D.6(d)(viii), if and whenever the Company shall issue any additional shares of Common Stock (or shares of another class of stock convertible into Common Stock or warrants or options for Common Stock or a class of convertible stock, or debt convertible into any of the foregoing) for a consideration per share less than the Conversion Price for the Series Seed Preferred Stock, the Series CF1 Seed Preferred Stock, the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, in effect immediately prior to the time of such issue ("Additional Stock"), then, forthwith upon such issue or sale, the Conversion Price for the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock, the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, shall be adjusted to a weighted average based on such lower price. The weighted average adjustment to the applicable conversion price (the "Conversion Price") shall be made according to the following formula:

CP2 = CP1 * (A+B) / (A+C), where:

CP2 = New Conversion Price

CP1 = Conversion Price immediately prior to new issue

A = Number of shares of Common Stock deemed to be outstanding immediately prior to the new issue

B = Aggregate consideration received by the Company with respect to the new issue divided by CP1

C = Number of shares of stock issued in the subject transaction

For purposes of this Section D.6(d), the following subsections shall also be applicable:

(i) Issuance of Rights or Options. In case at any time the Company shall in any manner grant (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable (so long as the exercise price and number of shares is then fixed), and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration), if any, payable to the Company upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (B) the total number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price for the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Preferred Stock, as the case may be, in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuances of such Convertible Securities and thereafter shall be deemed to be outstanding. Except as otherwise provided in subsection D.6(d)(iii), no adjustment of the Conversion Price for the Preferred Stock shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. In case the Company shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (A) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration), if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price for the Series Seed Preferred Stock, the Series CF1 Seed Preferred Stock, the Series CF2 Seed Preferred Stock or the Series CF3 Seed Preferred Stock, as the case may be, in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that (I) except as otherwise provided in subsection D.6(d)(iii), no adjustment of the Conversion Price for the Series Seed Preferred Stock, the Series CF1 Seed Preferred Stock, the Series CF2 Seed Preferred Stock or the Series CF3 Seed Preferred Stock, as the case may be, shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and (II) if any such issue or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price for Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Preferred Stock, as the case may be, have been or are to be made pursuant to other provisions of this Section D.6(e), no further adjustment of the Conversion Price for the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock or the Series CF3 Seed Preferred Stock, as the case may be, shall be made by reason of such issue or sale.

(iii) <u>Change in Option Price or Conversion Rate; Expiration of Option and Termination of Right to Convert or Exchange Convertible Securities</u>. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection D.6(d)(i), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections D.6(d)(i) or (ii), or the rate at which Convertible Securities referred to in subsections D.6(d)(i) or (ii) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the

Conversion Price in effect at the time of such event for the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Preferred Stock, as the case may be, shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; provided, however, that no such adjustment shall increase the Conversion Price for the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, then in effect hereunder to a price which exceeds the lower of (i) the applicable Conversion Price on the original adjustment date, or (ii) the Conversion Price that would have resulted from any issuance of additional shares of Common Stock between the original adjustment date and such readjustment date. On the expiration of any Option or the termination of any right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder for the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, shall forthwith be increased (if previously adjusted pursuant to the terms of this subsection D.6(d)(iii)) to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued.

(iv) Stock Dividends. In case the Company shall declare a dividend or make any other distribution upon any stock of the Company payable in Common Stock (except for dividends or distributions upon the Common Stock), Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold at a price per share of $0.01.

(v) Consideration for Stock. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received (before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with such issuance) therefor shall be deemed to be the amount actually received by the Company therefor. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company (which approval shall include both the Preferred Directors). In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company (which approval shall include both the Preferred Directors).

(vi) Record Date. In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be; provided, however, if such record date shall have been fixed and such dividend or other distribution is not issued or made or such rights of subscription or purchase are not granted on the date issued or made or such rights of subscription or purchase are not granted on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be cancelled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this subsection D.6(d)(vi) as of the actual date of their issuance.

(vii) Treasury Shares. The disposition of any shares of Common Stock owned or held by or for the account of the Company shall be considered an issue or sale of Common Stock for the purpose or this Section D.6(d); and

(viii) Certain Issues Excepted. Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment of the Conversion Price for the Preferred Stock in the case of the issuance of shares, options or warrants issued to institutional lenders, strategic partners or under a Company option plan of up to 1,000,000 shares (and such higher amount as approved by holders of a majority of the shares of Preferred Stock), all of which shall be considered "Exempted Shares".

(e) Adjustment for Stock Splits and Combinations.

If the Company shall at any time or from time to time after the date that the first share of Series Seed Preferred Stock is issued (respectively, the "Original Issue Date") effect a subdivision (by stock split, by payment of a stock dividend or otherwise) of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Conversion Price for each class of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the

Conversion Price for each series of Preferred Stock in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section D.6 shall become effective at the close of business on the date the subdivision or combination becomes effective. If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, the Preferred Dividend, Original Issue Price and Preferred Liquidation Preference of the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, (by reclassification or otherwise) into a lesser number of shares of Series Seed Preferred Stock; Series CF1 Seed Preferred Stock; Series CF2 Seed Preferred Stock and /or Series CF3 Seed Preferred Stock, as the case may be, the Preferred Dividend, Original Issue Price and Preferred Liquidation Preference of the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustment for Reclassification, Exchange and Substitution.

If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section D.4 or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section D.6), in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(g) Reorganizations, Mergers, Consolidations or Sales of Assets.

If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock (other than an Acquisition or Asset Transfer as defined in Section D.4 or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section D.6), as a part of such capital reorganization, provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section D.6 with respect to the rights of the holders of the Preferred Stock after the capital reorganization to the end that the provisions of this Section D.6 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(h) Certificate of Adjustment.

In each case of an adjustment or readjustment of the Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, the Company, at its expense, shall, as promptly as reasonably practicable, but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any additional shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the applicable Conversion Price at the time in effect, (iii) the number of additional shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be.

(i) Notices of Record Date.

Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section D.4) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section D.4), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of the Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by a majority of the outstanding Preferred Stock voting together as a separate class) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(j) Fractional Shares.

No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of the Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board of Directors) on the date of conversion.

(k) Reservation of Stock Issuable Upon Conversion.

The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares sufficient for such purpose.

(l) Notices.

Any notice required by the provisions of this Section D.6 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(m) Payment of Taxes.

The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

(n) No Dilution or Impairment.

Without the consent of the holders of the then outstanding Preferred Stock as required under Section D.5, the Company shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or take any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against dilution or other impairment.

(o) Reissuance of Preferred Stock.

Any shares of Preferred Stock redeemed or otherwise acquired by the Company in any manner whatsoever shall be cancelled and shall not under any circumstances be reissued; and the Company may from time to time take such appropriate corporate action as may be necessary to reduce accordingly the number of authorized shares of Preferred Stock.

7. Preemptive Rights.

(a) The holders of the Preferred Stock shall have preemptive rights to invest on the same terms as subsequent investors (unless (i) waived by the holders of a majority of the shares of Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be, in response to a demand made with respect to any proposed venture capital or institutional investment of $2,000,000 or more, or (ii) waived by the holders of at least two-thirds of the shares of Series Seed Preferred Stock; the Series CF1 Seed Preferred Stock; the Series CF2 Seed Preferred Stock and/or the Series CF3 Seed Preferred Stock, as the case may be). The holders of Preferred Stock shall not have preemptive rights with regard to any Exempted Shares.

(b) The Company shall give each holder of Preferred Stock fifteen (15) days' written notice (the "Notice Period") of any proposed security issuance which would give rise to preemptive rights as contemplated in this Section D.7. Each holder of Preferred Stock wishing to purchase securities shall have the right to purchase that portion of the securities which is determined by a fraction, the numerator of which is the number of shares of Common Stock held by such holder, and the denominator of which is the number of shares of Common Stock held by all holders of Common Stock or rights to acquire Common Stock (assuming for purposes of the calculation the exercise of all rights to acquire common stock and conversion into Common Stock of all convertible securities of the Company including all shares of Preferred Stock). Each holder of Preferred Stock shall have a further pro rata right (a "right of over- allotment") to purchase the securities refused by any holder of Preferred Stock who declines to fully exercise its preemptive right. Each holder of Preferred Stock desiring to exercise its preemptive right must notify the Company in writing prior to the close of business on the last day of the Notice Period, stating (i) its intent to purchase, (ii) whether or not it intends to exercise its right of over-allotment, and (ii) the maximum number of securities it is willing to purchase (up to its preemptive right maximum).

(c) In the event any holder of Preferred Stock fails to exercise in full its preemptive right (after giving effect to the over-allotment provisions hereof), the Company shall have sixty (60) days thereafter to sell the securities with respect to which the holder of Preferred Stock's option was not exercised, at a price and upon terms no more favorable to the purchaser thereof than specified in the Company's notice. To the extent the Company does not sell all the securities so offered within said sixty (60) day period, the Company shall not thereafter issue or sell any such securities without first offering such securities to the holders of Preferred Stock in the manner provided herein.

(d) Each holder of Preferred Stock shall have the right to assign its rights to purchase additional shares of capital stock of the Company under this Section D.7 to any affiliate of such holder of Preferred Stock (up to its preemptive right maximum).

(e) The preemptive rights set forth in this Section D.7 shall terminate and be of no further force or effect upon a Qualified Public Offering.

8. Election of Directors.

(a). Directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b). No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.

(c). The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide. The number of directors constituting the Board shall be set at seven (7) and shall only be increased or decreased in accordance with the Bylaws and the provisions of this Fifth Amendment.

(d). The holders of the Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director of the Company (the "Series Seed Preferred Director"); the holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock, voting as a single separate class, shall be entitled to elect one (1) director of the Company (the "Series CF1 & 2 Seed Preferred Director") and the holders of the Series CF3 Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director (the "Series CF3 Seed Preferred Director" and together with the Series Seed Preferred Director, the Series CF1 & 2 Seed Preferred Director, the "Preferred Directors") at each meeting or pursuant to each consent of the Company's shareholders for the election of directors. The holders of the Common Stock, voting as a separate class, shall be entitled to elect four (4) directors of the Company at each meeting or pursuant to each consent of the Company's shareholders for the election of directors.

(e). At any meeting (or in a written consent in lieu thereof) held for the purpose of electing directors: (a) the presence in person or by proxy (or the written consent) of the holders of a majority of the shares of Series Seed Preferred Stock, voting as a separate class; (b) the presence in person or by proxy (or the written consent) of the holders of a majority of the shares of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock, voting as a single separate class; (c) the presence in person or by proxy (or the written consent) of the holders of a majority of the shares of the Series CF3 Seed Preferred Stock, voting as a separate class; or (d) Common Stock, voting as a separate class, as the case may be, then outstanding shall constitute a quorum of: (a) the Series Seed Preferred Stock, voting as a separate class; (b) the Series CF1 Seed Preferred Stock and

Series CF2 Seed Preferred Stock, voting as a single separate class; (c) the Series CF3 Seed Preferred Stock, or (d) Common Stock, voting as a separate class, as the case may be, for the election of directors to be elected by such holders, respectively. A vacancy in a directorship elected by holders of a majority of the Series Seed Preferred Stock, voting as a separate class, shall be filled only by vote or written consent of the holders of the Series Seed Preferred Stock. A vacancy in a directorship elected by holders of a majority of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock, voting as a single separate class, shall be filled only by vote or written consent of the holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock. A vacancy in a directorship elected by holders of a majority of the Series CF3 Seed Preferred Stock, voting as a separate class, shall be filled only by vote or written consent of the holders of the Series Seed CF3 Preferred Stock. A vacancy in a directorship elected by holders of Common Stock, voting as a separate class, shall be filled only by vote or written consent of the holders of a majority of the Common Stock voting as a separate class.

9. Information Rights.

Each holder of Preferred Stock shall be entitled to receive annual financial statements, as well as any significant revisions to the Company's business plan. The annual statements will be delivered within one hundred and twenty (120) days after the end of the fiscal year. If for any other reason, such statements are audited or reviewed, then such audited or reviews statement shall be delivered. Additionally, such statement will be accompanied by a summary business report. To the extent that the Board approves any substantial change to the Company's business plan, such plan or a summary of the changes will be provided to each holder of Preferred Stock.

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation, and regulation of the powers of the Corporation, of its directors and of its shareholders or any class thereof, as the case may be, it is further provided as follows.

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws, subject to the provisions of Article IV, Section E of this Fifth Amendment.

B. Subject to the terms of this Fifth Amendment, the Bylaws may be altered or amended or new Bylaws adopted by the shareholders entitled to vote. Subject to the terms of this Fifth Amendment, the Board of Directors shall also have the power to adopt, amend or repeal Bylaws.

C. Subject to any applicable requirements of law, the books of the Company may be kept outside the Commonwealth of Pennsylvania at such locations as may be designated by the Board of Directors or in the Bylaws of the Company.

VI.

A. The Company shall indemnify each person who at any time is, or shall have been, a director, officer, employee or agent of the Company and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another Company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the BCL, as the same exists or may hereafter be amended. In furtherance of and not in limitation of the foregoing, the Company shall advance expenses, including attorneys' fees, incurred by an officer, director, employee or agent of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall be ultimately determined that he is not entitled to be indemnified by the Company. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director, officer, employee or agent may be entitled, under any Bylaw, agreement, vote of directors or shareholders or otherwise. No amendment to or repeal of the provisions of this Article VI shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal.

B. Whenever a compromise or arrangement is proposed between this Company and its creditors or any class of them and/or between this Company and its shareholders or any class of them, any court of equitable jurisdiction within the Commonwealth of Pennsylvania may, on the application in a summary way of this Company or of any creditor or shareholder thereof or on the application of any receiver or receivers appointed for this Company under the provisions of the BCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Company under the provisions of the BCL order a meeting of the creditors or class of creditors, and/or of the shareholders or class of shareholders of this Company, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the shareholders or class of shareholders of this Company, as the case may be, agree to any compromise or arrangement and to any reorganization of this Company as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the shareholders or class of shareholders, of this Company, as the case may be, and also on this Company.

C. No director of the Company shall be personally liable to the Company or to any of its shareholders for monetary damages arising out of such director's breach of his fiduciary duty as a director of the Company, except to the extent that the elimination or limitation of such liability is not permitted by the BCL, as the same exists or may hereafter be amended. No amendment to or repeal of the provisions of this Article VI shall deprive any director of the Company of the benefit hereof with respect to any act or failure to act of such director occurring prior to such amendment or repeal.

VII.

Subject to the other provisions of this Fifth Amendment, the Company reserves the right to amend, alter, change or repeal any provision contained in this Fifth Amendment, in the manner now or hereafter prescribed by statute, and all rights conferred upon the shareholders herein are granted subject to this reservation.

SIX: This Fifth Amendment, which amends and restates the Fourth Amended and Restated Articles of Incorporation of the Corporation, has been duly adopted in accordance with the provisions of the BCL by the Board of Directors and the shareholders of the Corporation.

Signature:

Email: chumes@cogencyglobal.com